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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For	PRESS RELEASE #34/03 ISSUED ON NOVEMBER 12, 2003

QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)
612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F    ☐            Form 40-F  ☒

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes    ☐            No  ☒

QUEBECOR WORLD INC.
Filed in this Form 6-K

Documents index

1.
Press Release issued on November 12, 2003 (#34/03)

November 12, 2003	34/03

For immediate release	Page 1 of 2

QUEBECOR WORLD CONCLUDES TENDER OFFER OF ITS
SENIOR NOTES DUE FEBRUARY 15, 2009

Montréal, Canada — Quebecor World Inc. (NYSE, TSE: IQW) announced today that its wholly-owned subsidiary, Quebecor World (USA) Inc., has concluded its tender offer to purchase $300,000,000 aggregate principal amount of its 7 3/4% Senior Notes due February 15, 2009. Quebecor World has received valid tenders for 89.56% of the aggregate principal amount of the notes. The purchase price is $1,054.63 per $1,000 principal amount of notes. The total consideration including accrued and unpaid interest up to but not including the settlement date is approximately $288.4 million. The settlement date is November 12, 2003. The remaining notes are callable February 15, 2004.

The tender offer is being funded by a portion of the proceeds from the $600 million of senior notes recently issued by another Quebecor World Inc. subsidiary, Quebecor World Capital Corporation.

Quebecor World Inc. (NYSE, TSX: IQW) is the largest commercial print media services company in the world. It is a market leader in most of its major product categories which include magazines, retail inserts, books, catalogs, specialty printing and direct mail, directories, pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 38,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

For immediate release	Page 2 of 2

For further information please contact:
Jeremy Roberts	Tony Ross
Vice-President,	Director, Communications
Corporate Finance and	Quebecor World Inc.
Investor Relations	(514) 877-5317
Quebecor World Inc.	(800) 567-7070
(514) 877-5118 (800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.
By:	/s/ Raynald Lecavalier
Name:	Raynald Lecavalier
Title:	Vice President, Corporate General Counsel and Secretary

Date:	November 12, 2003

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QUEBECOR WORLD INC. Filed in this Form 6-K
QUEBECOR WORLD CONCLUDES TENDER OFFER OF ITS SENIOR NOTES DUE FEBRUARY 15, 2009
SIGNATURES